De VISSER GRAY LLP
CHARTERED ACCOUNTANTS-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
401-905 West Pender St.
Vancouver, B.C.
V6C 1L6
t 604.687-5447
f 604.687.6737

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 29, 2010, with respect to the consolidated financial statements of Rubicon Minerals Corporation as at and for the years ended December 31, 2009 and 2008 included in this annual report on Form 40-F and Annual Information Form, filed with the U.S. Securities and Exchange Commission.

“De Visser Gray LLP”

DeVisser Gray LLP, Chartered Accountants
Vancouver, BC, Canada
March 29, 2010